# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BioNexus Gene Lab Corp, CIK 0001737523
CUSIP: 090628306
Title of class of securities: COMMON STOCK, NO PAR VALUE
Address of issuer's principal executive offices: UNIT A-28-7, TOWER A, MENARA UOA BANGSAR, NO. 5 JLN BANGSAR UTAMA 1, Kuala Lumpur, Malaysia (N8), 59000
Date of event which requires filing of this statement: 11/28/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002104953

## Reporting persons
- Fidelion Diagnostics Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 392,329; shared voting power 0; sole dispositive power 392,329; shared dispositive power 0; aggregate amount beneficially owned 392,329 (13.4% of the class)
  Comment: (1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons disclaim status as a "group" except for their respective pecuniary interest and this Report shall not be an admission that such Reporting Person is the beneficial owner of the securities for Section 16 of the Exchange Act, as amended, purposes or for any other purpose.
  (2) The beneficial ownership percentage is based on a total of 2,933,442 shares of common stock, no par value per share, issued and outstanding as reflected in the Company's Form 10-Q for the three-month period ended June 30, 2026 filed with the Securities and Exchange Commission on August 14, 2026.
- MOLECULE BIO LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 392,329; sole dispositive power 0; shared dispositive power 392,329; aggregate amount beneficially owned 392,329 (13.4% of the class)
  Comment: (1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons disclaim status as a "group" except for their respective pecuniary interest and this Report shall not be an admission that such Reporting Person is the beneficial owner of the securities for Section 16 of the Exchange Act, as amended, purposes or for any other purpose.
  (2) Consists of shares held directly by Fidelion Diagnostics Pte. Ltd. ("Fidelion"). The Reporting Person is a controlling shareholder of Fidelion and shares voting and dispositive power with respect to these shares.
  (3) The beneficial ownership percentage is based on a total of 2,933,442 shares of common stock, no par value per share, issued and outstanding as reflected in the Company's Form 10-Q for the three-month period ended June 30, 2026 filed with the Securities and Exchange Commission on August 14, 2026.
- XIAO LING: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 392,329; sole dispositive power 0; shared dispositive power 392,329; aggregate amount beneficially owned 392,329 (13.4% of the class)
  Comment: (1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons disclaim status as a "group" except for their respective pecuniary interest and this Report shall not be an admission that such Reporting Person is the beneficial owner of the securities for Section 16 of the Exchange Act, as amended, purposes or for any other purpose. (2) Consists of shares held directly by Fidelion Diagnostics Pte. Ltd. ("Fidelion"). The Reporting Person is a controlling shareholder of Molecule Bio LLC and shares voting and dispositive power with respect to these shares. (3) The beneficial ownership percentage is based on a total of 2,933,442 shares of common stock, no par value per share, issued and outstanding as reflected in the Company's Form 10-Q for the three-month period ended June 30, 2026 filed with the Securities and Exchange Commission on August 14, 2026.
- RAINY MORNING TECHNOLOGY (HONG KONG) LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 392,329; sole dispositive power 0; shared dispositive power 392,329; aggregate amount beneficially owned 392,329 (13.4% of the class)
  Comment: (1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons disclaim status as a "group" except for their respective pecuniary interest and this Report shall not be an admission that such Reporting Person is the beneficial owner of the securities for Section 16 of the Exchange Act, as amended, purposes or for any other purpose.
  (2) Consists of shares held directly by Fidelion Diagnostics Pte. Ltd. ("Fidelion"). The Reporting Person is a controlling shareholder of Fidelion and shares voting and dispositive power with respect to these shares.
  (3) The beneficial ownership percentage is based on a total of 2,933,442 shares of common stock, no par value per share, issued and outstanding as reflected in the Company's Form 10-Q for the three-month period ended June 30, 2026 filed with the Securities and Exchange Commission on August 14, 2026.

## Item 1. Issuer
Name of issuer: BioNexus Gene Lab Corp
Address of issuer's principal executive offices: Unit A-28-7, Tower A, Menara UOA Bangsar, No.5 Jln Bangsar Utama 1, 59000 Kuala Lumpur

## Item 2. Person Filing
Name of person filing:
-Fidelion Diagnostics Pte. Ltd.
-Molecule Bio LLC
-Rainy Morning Technology (Hong Kong) Limited
-Ling Xiao
Address of principal business office or, if none, residence:
-Fidelion Diagnostics Pte. Ltd.
10 Anson Road, #13-09
International Plaza
Singapore 079903

-Molecule Bio LLC
1309 Coffeen Avenue Ste 1200
Sheridan, Wyoming 82801

-Rainy Morning Technology (Hong Kong) Limited
Room 1804, 18/F, K11 Atelier, 18
Salisbury Road, Tsim Sha Tsui, Hong Kong

-Ling Xiao
Blk 100, Toa Payoh Lorong 1, #03-269
Singapore 310100
Citizenship:
Fidelion Diagnostics Pte. Ltd. - Singapore
Molecule Bio LLC - United States
Rainy Morning Technology (Hong Kong) Limited - Hong Kong
Ling Xiao - Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Amount beneficially owned: Incorporated by reference to Items 5-11 of the cover page pertaining to each reporting person.
Percent of class: Percent of class: Incorporated by reference to Items 5-11 of the cover page pertaining to each reporting person.
Sole power to vote or to direct the vote: Sole power to vote or to direct the vote: Incorporated by reference to Items 5-11 of the cover page pertaining to each reporting person.
Shared power to vote or to direct the vote: Shared power to vote or to direct the vote: Incorporated by reference to Items 5-11 of the cover page pertaining to each reporting person.
Sole power to dispose or to direct the disposition: Sole power to dispose or to direct the disposition of: Incorporated by reference to Items 5-11 of the cover page pertaining to each reporting person.
Shared power to dispose or to direct the disposition: Shared power to dispose or to direct the disposition of: Incorporated by reference to Items 5-11 of the cover page pertaining to each reporting person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement (Attached)

## Signatures
- Fidelion Diagnostics Pte. Ltd.: /s/ Ling Xiao, Ling Xiao - Director (10/22/2026)
- MOLECULE BIO LLC: /s/ Ling Xiao, Ling Xiao - Director (10/22/2026)
- XIAO LING: /s/ Ling Xiao, Ling Xiao, Owner (10/22/2026)
- RAINY MORNING TECHNOLOGY (HONG KONG) LIMITED: /s/ Wenlong Tan, Wenlong Tan - Director (10/22/2026)
Comment: Attached exhibit 99.1 Joint Filing Agreement